UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

23.1 Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the SWS Group 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SWS Group 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ Grant Thornton LLP

Dallas, Texas

June 28, 2012

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,	December 31,
	2011	2010
Assets:
Investments, at fair value (Note 5):
Mutual funds	$53,988,821	$55,598,453
Money market funds	18,406,141	19,291,406
Common stock	14,934,900	21,986,640
Collective trusts	10,825,362	10,597,479
Employer stock	4,765,909	2,843,009
Unit investment trusts	1,233,221	1,701,149
U.S. government securities	1,883,789	1,323,996
Limited partnerships	396,668	383,363
Corporate bonds and debentures	215,116	240,031
Preferred stock	61,548	165,449
Other assets	—	232

Total investments	106,711,475	114,131,207

Receivables:
Notes receivable from participants (Note 6)	5,160,426	4,914,168
Employer contributions	85,733	76,262
Participant contributions	112,328	134,254
Other	2,029	28,425

Total receivables	5,360,516	5,153,109

Cash	72,489	33,539

Net assets available for benefits	$112,144,480	$119,317,855

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2011

December 31,
2011
Additions to net assets attributed to:
Investment income (Note 5):
Net depreciation in fair value of investments	$(2,754,986)
Interest and dividends	1,214,262
Other	2,043

Net investment loss	(1,538,681)

Interest income from notes receivable	174,327

Contributions:
Employer	3,993,242
Participant	7,262,089
Participant rollovers from other plans	455,376

Total contributions	11,710,707

Total additions	10,346,353

Deductions from net assets attributed to:
Benefits paid to participants	(17,446,068)
Corrective distributions	(130)
Administrative expenses	(73,530)

Total deductions	(17,519,728)

Net decrease	(7,173,375)

Net assets available for benefits, beginning of year	119,317,855

Net assets available for benefits, end of year	$112,144,480

The accompanying notes are an integral part of this financial statement

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of SWS Group, Inc. and its subsidiaries (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustee of the Plan is Charles Schwab Trust Company. Certain expenses of the Plan are charged directly to participant accounts. The Plan pays for all administrative expenses unless otherwise paid by the Company at the Company’s sole discretion. In 2011, all administrative expenses were paid by the Plan.

(e)	Investments and Investment Income

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

(f)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payment are available and all require the agreement of the participant. Under certain circumstances, employees may be allowed to take a distribution for a financial hardship. Benefits are recorded by the Plan when paid.

(g)	Notes Receivable from Participants

Notes receivable from participants are carried at the original note balance plus accrued interest, less principal repayments.

(h)	Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurements (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 results in common fair value measurement and disclosure requirements in GAAP and IFRS. Consequentially, the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurement has changed. FASB does not intend for the changes to result in a change in the application of the requirements in the fair value standard. ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement requirements. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The Plan does not expect the adoption of ASU 2011-04 to have a material impact on its statement of net assets and statement of changes in net assets.

3.	Contributions

(a)	Employer

The Company contributes a matching contribution equal to 100% of the participant’s salary reduction amount not in excess of 4% of compensation. The Board of Directors of the Company determines the amount of discretionary Employer contributions to the Plan each year. The discretionary contribution is allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. No discretionary Employer contributions were made to the Plan for the years ended December 31, 2011 and 2010.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2011 and 2010 due to the short term nature of the account.

(b)	Participant Contributions

For the years ended December 31, 2011 and 2010, the maximum participant contribution of pre-tax annual compensation, as defined by the Plan, was 50% (subject to the limit described below). Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $16,500 during the 2011 and 2010 Plan years. Catch up contributions are allowed for participants age 50 or older. In 2011 and 2010, the limit for catch up contributions was $5,500.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

Subject to an investment policy established by the Administrator, participants can direct how some (or all) of their account balance will be invested through a self-directed brokerage account. It allows the participant to access and invest in other funds, stocks and bonds outside of the Plan’s core funds. All earnings and losses on the directed investments are credited directly to the participant account, net of an annual administrative fee of $100.

(c)	Forfeitures

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $54,288 and $53,395, respectively. These amounts are used to reduce future Employer contributions. During 2011, Employer contributions were reduced by $54,288 from forfeited nonvested accounts.

4.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company can participate in the Plan provided they are 18 years of age or older.

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

Investments greater than 5% of net assets available for benefits at December 31, 2011 and 2010 are as follows:

	2011	2010
Schwab Value Advantage Fund	$10,971,034	$10,437,714
PIMCO Total Return Class D Fund	10,657,714	9,675,260
Growth Fund of America	7,203,041	7,980,772
Schwab Money Market Fund	6,770,337	7,684,605
Schwab S&P 500 Index Fund	7,507,117	7,061,268
Thornburg International Value I Fund	5,979,800	7,043,791

During the year ended December 31, 2011, the Plan’s investments, including those bought, sold and held during the year, appreciated (depreciated) in value as follows:

2011
Mutual funds	$(2,988,673)
Money market funds	(217)
Common stock	499,229
Collective trusts	(292,792)
Employer stock	84,330
Unit investment trusts	(225,789)
U.S. government securities	151,754
Limited partnerships	(36,014)
Corporate bonds and debentures	64,976
Preferred stock	(11,790)

Net depreciation in fair value of investments	$(2,754,986)

FASB Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation techniques used for assets measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Securities classified as level 1 primarily consist of financial instruments whose value is based on quoted market prices which include common, preferred and employer stock, unit investment trusts and publically traded limited partnerships. Mutual funds and money market funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Consistent with industry practice, mutual funds and money market funds have been classified as level 1 as of January 1, 2011 and are shown as level 1 in the current year.

Securities classified as level 2 include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments included in level 2 of the hierarchy are certain common and employer stock balances, U.S. government securities, collective trusts and corporate bonds and debentures. Inputs for common stock valuation methodology include quoted prices for identical or similar assets or liabilities in inactive markets. Certain employer stock balances are valued at the net asset value of shares held by the Plan at year end and collective trusts are valued based on their NAV as obtained from audited financial statements prepared on a fair value basis in accordance with GAAP, which represents fair value. Redemption restrictions for collective trusts are less than 60 days. Government securities and corporate bonds and debentures are valued primarily using industry standard models utilizing assumptions which are observable in the marketplace, which represents fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
	Quotes Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Growth	$13,166,857	$—	$—	$13,166,857
Bond	11,198,355	—	—	11,198,355
Value	10,105,190	—	—	10,105,190
Blend	8,444,649	—	—	8,444,649
Foreign	6,322,141	—	—	6,322,141
Emerging	2,435,315	—	—	2,435,315
Other	2,316,314	—	—	2,316,314

Total mutual funds	53,988,821	—	—	53,988,821

Money market funds	18,406,141	—	—	18,406,141
Common stock
Technology	4,114,051	20,562	—	4,134,613
Consumer	2,821,990	23,725	—	2,845,715
Energy	2,176,623	41,584	—	2,218,207
Industrial	2,006,495	24,580	—	2,031,075
Financials	1,325,167	2,419	—	1,327,586
Healthcare	1,153,063	12,488	—	1,165,551
Communications	488,837	—	—	488,837
Other	701,791	21,525	—	723,316

Total common stock	14,788,017	146,883	—	14,934,900

Collective trusts (1)	—	10,825,362	—	10,825,362
Employer stock	1,631,650	3,134,259	—	4,765,909
Unit investment trusts
Other	332,542	57,179	—	389,721
Trading	355,502	—	—	355,502
Blend	268,684	—	—	268,684
Commodities	165,651	—	—	165,651
Growth	53,663	—	—	53,663

Total unit investment trusts	1,176,042	57,179	—	1,233,221

U.S. government securities	—	1,883,789	—	1,883,789
Limited partnerships	396,668	—	—	396,668
Corporate bonds and debentures	—	215,116	—	215,116
Preferred stock	59,014	2,534	—	61,548

Total assets at fair value	$90,446,353	$16,265,122	$—	$106,711,475

(1)	Includes funds that are target based from 2010-2050 with various risk profiles that seek to provide total return for investors retiring approximately at or near the target date. As the targeted retirement date approaches, the fund profile becomes more conservative with larger fixed income and stable value components.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

	Fair Value Measurements at December 31, 2010
	Quotes Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Growth	$—	$14,278,494	$—	$14,278,494
Bond	—	9,953,845	—	9,953,845
Value	—	17,642,352	—	17,642,352
Blend	—	7,965,606	—	7,965,606
Foreign	—	618,672	—	618,673
Emerging	—	3,120,035	—	3,120,035
Other	—	2,019,449	—	2,019,449

Total mutual funds	—	55,598,453	—	55,598,453

Money market funds	—	19,291,406	—	19,291,406
Common stock
Technology	4,114,691	73,824	—	4,188,515
Consumer	3,608,434	3,393	—	3,611,827
Energy	3,155,935	795	—	3,156,730
Industrial	4,700,091	137,985	—	4,838,076
Financials	1,850,600	7,760	—	1,858,360
Healthcare	1,607,495	20,320	—	1,627,815
Communications	1,460,617	5,137	—	1,465,754
Other	1,029,542	210,021	—	1,239,563

Total common stock	21,527,405	459,235	—	21,986,640

Collective trusts (1)	—	10,597,479	—	10,597,479
Employer stock	1,126,560	1,716,449	—	2,843,009

Unit investment trusts
Other	510,901	12,467	—	523,368
Trading	572,307	—	—	572,307
Blend	330,589	—	—	330,589
Commodities	231,269	—	—	231,269
Growth	43,616	—	—	43,616

Total unit investment trusts	1,688,682	12,467	—	1,701,149

U.S. government securities	—	1,323,996	—	1,323,996
Limited partnerships	383,363	—	—	383,363
Corporate bonds and debentures	—	240,031	—	240,031
Preferred stock	108,718	56,731	—	165,449
Other assets	232	—	—	232

Total assets at fair value	$24,834,960	$89,296,247	$—	$114,131,207

(1)	Includes funds that are target based from 2010-2050 with various risk profiles that seek to provide total return for investors retiring approximately at or near the target date. As the targeted retirement date approaches, the fund profile becomes more conservative with larger fixed income and stable value components.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

There were no Level 3 Assets as of year ended December 31, 2010 or 2011. Due to the nature of the accounts, there was no effect on net appreciation (depreciation) in fair value, related to level 3 investments.

6.	Notes Receivable from Participants

Notes have been granted to participants in accordance with the provisions of the Plan. Notes are secured by the participant’s account balance and are limited to a maximum term of five years except when the note is used to acquire the principal residence of the participant, in which case the maximum term is 15 years. Note amounts are limited to the lesser of 50% of the respective participant’s vested account balance, or $50,000, reduced by the excess (if any) of the highest outstanding balance of the participant’s notes from the Plan during the one-year period ending the day before the new note is made, over the outstanding balance of the participant’s notes from the Plan on the day the note is made. The interest rate for participant notes as determined by the Plan administrator is the prime lending rate. Interest rates for notes to participants at December 31, 2011 ranged from 3.25% to 9.00%.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant. Delinquent notes are treated as distributions based on the terms of the Plan document. Participants on military leave or unpaid leave of absence may qualify for a suspension of note payments.

7.	Parties-In-Interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $36,738,620 and $36,340,065 at December 31, 2011 and 2010, respectively.

Additionally, the Plan holds investments in the Company’s common stock and notes receivable from participants, both of which constitute party-in-interest transactions.

8.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
**	Self-directed brokerage accounts	Various investments including stocks, bonds, mutual funds and other investments	$30,783,699
*	Southwest Securities 401(k) Stock Fund	Employer Securities	3,134,259
*	SWS Group, Inc. common stock	Employer Securities	1,631,650
*	Schwab Managed Retirement 2030	Collective Trusts	3,812,761
*	Schwab Managed Retirement 2020	Collective Trusts	2,697,050
*	Schwab Managed Retirement 2040	Collective Trusts	1,980,920
*	Schwab Managed Retirement 2010	Collective Trusts	1,473,177
*	Schwab Managed Retirement Inc.	Collective Trusts	512,499
*	Schwab Managed Retirement 2050	Collective Trusts	348,955
*	Schwab Value Advantage Fund	Mutual Funds	10,971,034
	Pimco Total Return Class D Fund	Mutual Funds	10,657,714
*	Schwab S&P 500-Index Investment	Mutual Funds	7,507,117
	Growth Fund of America	Mutual Funds	7,203,041
	Thornburg International Value I	Mutual Funds	5,979,800
	Invesco Van Kampen Comstock Fund A	Mutual Funds	4,554,881
	Buffalo Small Cap	Mutual Funds	2,956,147
	Perkins Mid Cap Value A	Mutual Funds	2,860,790
	T Rowe Price Mid Cap Growth	Mutual Funds	2,498,773
	American Beacon Small Cap Value Fund	Mutual Funds	2,408,215
	Delaware Emerging Market Instl.	Mutual Funds	2,316,781
	Mainstay Large Cap Growth	Mutual Funds	25,544
	Kinder Morgan Energy Partners LP	Limited partnership interests	127,425
	Energy Transfer Partners LP	Limited partnership interests	64,676
	Brookfield Infra Partners	Limited partnership interests	41,550
	Buckeye Partners LPS	Limited partnership interests	31,990
	Amerigas Partners LP	Limited partnership interests	22,955
	Plains All American Pipeline LP	Limited partnership interests	21,374
	Nustar Enercy LP	Limited partnership interests	16,998
	Suburban Propane Partners LP	Limited partnership interests	14,283
	TC Pipelines LP	Limited partnership interests	10,116
	Teekay Offshore Partners LP	Limited partnership interests	9,308
	Global Partners LP	Limited partnership interests	8,748
	Navios Maritime Partners	Limited partnership interests	7,370
	Copano Energy LLC	Limited partnership interests	6,840
	EV Energy Partners LP	Limited partnership interests	6,590
	MV Oil Trust	Limited partnership interests	3,964
	Alliance Bernstein Holdings Unit Ltd Interest	Limited partnership interests	2,289
	Icahn Enterprises LP	Limited partnership interests	72
	Dominion Resources Black Warrior Trust	Other assets	120

	Total investments		106,711,475
*	Notes receivable from participants	Interest rates 3.25% to 9.00% due through 2026	5,160,426

	Total assets held for investment purposes		$111,871,901

*	Designates a party-in-interest.
**	Includes Schwab accounts of $7,435,107 which are designated as party-in-interest.
Note:	Column (d)—Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP
401(K) PROFIT SHARING PLAN

Date: June 28, 2012	By: \s\ James R. Zimcosky
James R. Zimcosky
Senior Vice President, Human Resources
Plan Administrator